UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	April 24, 2020
PACIFIC PREMIER BANCORP, INC.
(Exact name of registrant as specified in its charter)
Delaware	0-22193	33-0743196
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code (949) 864-8000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth Company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	PPBI	NASDAQ Stock Market

ITEM 2.02          RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 28, 2020, Pacific Premier Bancorp, Inc. ("PPBI") issued a press release setting forth its (unaudited) financial results for the first quarter of 2020.  A copy of PPBI’s press release is furnished as Exhibit 99.1 and hereby incorporated by reference. A presentation regarding PPBI’s financial results for the three months ended March 31, 2020 is furnished as Exhibit 99.2 and incorporated herein by reference.

Except as specifically provided in Item 8.01 below, the information furnished under Item 2.02 and Item 9.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liabilities under that Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of PPBI under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be set forth by specific reference in such filing.

ITEM 8.01         OTHER EVENTS

Quarterly Dividend

On April 24, 2020, PPBI’s Board of Directors declared a $0.25 per share dividend, payable on May 15, 2020 to stockholders of record on May 8, 2020.

Stock Repurchase Program

On April 28, 2020, the Company announced that stock repurchases under its current stock repurchase program, authorized by the Board of Directors in December 2019, were suspended indefinitely. PPBI has not repurchased any shares under its current stock repurchase program.

The only other information contained in this Form 8-K being filed for the purposes of Rule 425 under the Securities Act is the information relating solely to PPBI’s proposed acquisition of Opus Bank contained in the press release furnished herewith as Exhibit 99.1 or contained in the investor presentation furnished herewith as Exhibit 99.2.

ITEM 9.01           FINANCIAL STATEMENTS AND EXHIBITS

99.1	Press Release dated April 28, 2020.
99.2	Investor Presentation, First Quarter 2020
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC PREMIER BANCORP, INC.

Dated:	April 27, 2020	By:	/s/ STEVEN R. GARDNER
Steven R. Gardner
Chairman, President and Chief Executive Officer